SECUI [barcode] 06004390 ION

RECEIVED FEB 28 2006 PROCESSING SECTION 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Boulevard, Suite 1100
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maura Collins 310-899-8805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000, Los Angeles, Ca 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Maura Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Planning Corporation, as of December, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDSEY M. ZELLER
Commission # 1423783
Notary Public - California
Los Angeles County
My Comm. Expires Jun 12, 2007

Maura Collins
Signature

Vice President Controller
Title

Lyndsey Zeller
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

December 31, 2005

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
National Planning Corporation:

We have audited the accompanying statement of financial condition of National Planning Corporation (the Company) (a wholly owned subsidiary of National Planning Holdings, Inc. and an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of National Planning Corporation as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 27, 2006

NATIONAL PLANNING CORPORATION
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	12,901,049
Marketable securities		10,554
Commissions receivable		9,555,243
Forgivable notes receivable, net of accumulated amortization and allowance for doubtful accounts of $4,097,212 and $463,500, respectively		5,887,516
Other receivables		1,269,194
Receivable from registered representatives, net of allowance of $33,623		206,641
Due from affiliates		1,282,086
Current taxes receivable, net		23,815
Deferred tax assets		10,073,872
Fixed assets, net of accumulated depreciation of $535,418		229,680
Prepaid expenses and other assets		1,166,285
Total assets	$	42,605,935

Liabilities and Stockholder's Equity

Liabilities:		
Drafts payable	$	538,959
Commissions payable		8,620,307
Accounts payable and other accrued expenses		3,751,991
Payable to affiliates		753,577
Total liabilities		13,664,834
Commitments and contingencies		
Stockholder's equity		28,941,101
Total liabilities and stockholder's equity	$	42,605,935

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) *Organization*

National Planning Corporation (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission and is a member of the National Association of Securities Dealers (NASD) and the National Futures Association. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and in banks, including demand deposits, commercial paper with maturities of three months or less, and money market funds.

(c) *Marketable Securities*

Securities are carried at fair value based on quoted market prices.

(d) *Drafts Payable*

Drafts payable represent amounts drawn by the Company pursuant to a sweep agreement with a bank.

(e) *Commitments and Contingencies*

The Company recognizes liabilities for contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be determined, the Company accrues at the lower end of the range.

(f) *Fixed Assets*

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of furniture and equipment and computer hardware, which are depreciated over three to seven years.

(g) *Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(Continued)

The Company is included in a consolidated federal income tax return with Holborn Delaware Corporation (Holborn), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with Holborn is based on separate return calculations. The Company flies separate and combined state and local tax returns. The Company has the right to reimbursement for the utilization of its losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis. As of December 31, 2005, there were no unsettled intercompany balances.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(i) Allowance for Doubtful Accounts

On an ongoing basis, the Company reviews its allowance for doubtful accounts on forgivable notes and receivables from registered representatives. The Company establishes specific allowances to cover known and inherent losses.

(j) Reclassification

Marketable securities have been reclassified to conform to the current year presentation. As of December 31, 2004, $13,939 of marketable securities were included in cash and cash equivalents.

(2) Income Taxes

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Forgivable notes	$	1,156,560
Allowance for doubtful accounts		199,843
Depreciation		6,947
Deferred compensation		8,314,843
Other accruals		395,679
Net deferred tax assets	$	10,073,872

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company has net current taxes receivable of $23,815 as of December 31, 2005.

(Continued)

(3) Legal and Regulatory

In September 2005, the Company signed a letter of Acceptance Waiver and Consent (AWC) in connection with its receipt of brokerage commissions (directed brokerage) by certain fund families as payment for participation in the Company's mutual fund marketing programs during the period of January 1, 2001 to December 31, 2003.

Additionally, the Company is under investigation by the NASD regarding certain sales of Class B and Class C mutual fund shares. The NASD has raised questions regarding whether certain sales of Class B and Class C mutual fund shares may not have been appropriate on the basis of cost differences among the share classes. Discussions are ongoing; however, the NASD has proposed a possible resolution of these concerns under which the Company would remediate alleged customer impact related to certain transactions and pay a monetary penalty. The Company is unable to predict whether the concerns raised by the NASD wilt be resolved by agreement, or whether this matter will proceed to litigation. Management has accrued for potential settlements or fines related to this matter in the amount of $700,000, which was also accrued for in the prior year. The amount has been recorded in accounts payable and other accrued expenses in the Company's statement of financial condition as of December 31, 2005.

(4) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully-disclosed basis with Pershing LLC, a Bank of New York Company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l (Rule 15c3-l) and is required to maintain minimum "net capital" equivalent to $250,000 or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2005, the Company had net capital of $7,806,376, which was $7,556,376 in excess of its requirement.

(6) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. At December 31, 2005, gross forgivable notes receivable were $10,448,228. During 2005, $2,008,100 of new notes were granted.

Under the terms of the forgivable notes, the principal and interest are forgiven over a certain period of time, generally five years. Interest income on the notes is not recognized unless actually paid to the Company. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions. The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Accumulated amortization as of December 31, 2005 was $4,097,212. During 2005, $7,420,972 of existing notes were forgiven and written off the books.

In circumstances when the representative achieves a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended for one additional year. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. Accordingly, during 2005, $436,800 of existing notes were reversed due to these amendments and the notes increased $515,190 due to amended note terms.

When a note is in litigation due to a representative not achieving agreed-upon production levels, an allowance for the note is recorded. As of December 31, 2005, the Company had allowances for uncollectible forgivable notes of $463,500. During 2005, allowance for doubtful accounts decreased $57,150 of which $46,133 was due to write-offs of forgivable notes. In some instances, when it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes to receivable from registered representatives. During 2005, $1,010,994 of payments from representatives were received and $299,400 of notes were reclassified to receivables from registered representatives.

(7) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (JNL) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(8) Related Party Transactions

JNL leases office space and fixed assets to the Company on a month-to-month basis. The Company may terminate the lease at any time.

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH.

The Company has a note receivable from NPH in the amount of $810,195 as of December 31, 2005. The note receivable is included in due from affiliates on the statement of financial condition.

(9) Representative Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year. The Company has transferred title and ownership of all amounts credited to each participant's account and all underlying funds to JNL for the purpose of facilitating administration of the plan.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission

The Board of Directors and Stockholder
National Planning Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of National Planning Corporation (the Company) (a wholly owned subsidiary of National Planning Holdings, Inc. and an indirect, wholly owned subsidiary of Prudential plc) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 and with the objectives stated in Regulation 1.16 of the CFTC in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

Because the Company does not have any commodities customers, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
2. Performing the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, the National Futures Association, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 27, 2006